United States

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attn: Jennifer Thompson, Branch Chief

Re: The Pep Boys - Manny, Moe & Jack	January 18, 2011

Form 10-K for the Fiscal Year Ended January 30, 2010

Filed April 12, 2010

Definitive Proxy Statement on Schedule 14A

Filed April 30, 2010

Form 10-Q for the Quarterly Period Ended October 30, 2010

Filed December 7, 2010

File No. 1-3381

Dear Ms. Thompson:

Set forth below are the Company’s responses to your letter dated December 16, 2010 regarding the above referenced filings. For your convenience, we have included your comments.

Form 10-K for the Year Ended January 30, 2010

Item 1A Risk Factors, page 10

1. Please revise your Risk Factor introductory paragraph on page 10 to clearly indicate that you have disclosed all material risks that the company faces. We note that in response to comment one of our letter dated January 30, 2009 regarding your Form 10-K for the fiscal year ended February 2, 2008 you represented that this change would be made in Subsequent filings, but it was not made to your Form 10-K for the fiscal year ended January 31, 2009 nor this Form 10-K.

Response:

In future filings, we will revise our Risk Factor introductory paragraph to clearly indicate that we have disclosed all material risks that the Company faces.

We note that our current disclosure includes verbatim the following disclosure that the Company indicated in its response to your January 30, 2009 letter would be included in future filings:  “The following section discloses all known material risks that we face.  However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements.”

In the interest of further transparency, in future filings, the introductory paragraph will be limited to read as follows: “The following section discloses all known material risks that we face.  However, it does not include risks that may arise in the future that are yet unknown nor existing risks that we do not judge material to the presentation of our financial statements. If any of the events or circumstances described as risk below actually occurs, our business, results of operations and/or financial condition could be materially and adversely affected.”

Results of Operations, page 22

Fiscal 2009 vs. Fiscal 2008, page 23

2. In the third paragraph under the above referenced subheading, you refer to the “long-term industry decline in the DIY business.” Please expand this reference to discuss (i) whether you expect this trend to continue, (ii) how it may impact your plans to expand, your available liquidity, or any other factors, and (iii) any actions that you are taking to address the trend. See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response:

According to an IBISWorld industry report, the “Auto Parts Stores” industry, which includes both DIY and commercial businesses (NAICS code 44131), is estimated to have annual revenue of $39.1 billion in 2010, down 6.7% from the annual revenue of $41.9 billion in 2000.  The industry is forecasted to grow annually at 1.2% from 2010 through 2015 which will lag the forecasted overall growth in the economy as measured by GDP.  However, a large portion of the forecasted industry growth is expected to come from commercial business, rather than DIY.

The DIY business is highly competitive, mature and dominated by a small number of companies with large market shares. The Auto Parts Stores industry has outperformed the automotive sector through the recent recession.  Although this needs-based industry has a dedicated do-it-yourself customer base, the number of consumers who would rather go to an auto mechanic fluctuates with economic cycles.  The drop in disposable income during the recession pushed more consumers to fix vehicle problems themselves, slightly growing the industry.  Weak labor and credit markets, depressed new vehicle sales and the increasing average length of vehicle ownership compounded this trend in 2009.  A broader economic recovery is expected to increase disposable income, resulting in increased new car sales and lower vehicle ages.  New car sales and lower vehicle ages will have a negative impact on the DIY market.  Increased disposable income will have a mixed impact on the industry, as perennial DIY consumers will have more income to buy auto parts, while other consumers may shift from DIY to do-it-for-me (“DIFM”).  Over the past decade, consumers have moved away from DIY and toward DIFM due to increasing vehicle complexity and electronic content, and decreasing availability of diagnostic equipment and know-how.  We expect the shift away from DIY and toward DIFM to increase as the economy recovers, and continue for the foreseeable future.

Due to the long-term DIY industry decline, the Company’s long-term strategy is to grow in the Automotive Repair and Maintenance industry (NAICS code 811190) which is four times larger than the Auto Parts Store industry and is highly fragmented. In order to grow in this space, we are complementing our existing Supercenter store base with our new Service & Tire Centers.  Our growth plans are centered on a “hub and spoke” model, which calls for adding smaller Service & Tire Centers to our existing Supercenter store base in order to further leverage our existing inventories, distribution network, operations infrastructure and advertising spend.  In addition, we continue to expand our commercial operations to take advantage of this growth.  These strategies are described in the “Business Strategy” section of Part I, Item 1 of our Form 10-K for the year ended January 30, 2010.  We do not expect the DIY business decline to have a material impact on our liquidity due to our success in mitigating the sales decline in this area of our business through growing our automotive service capabilities, increasing our commercial business operations, and attracting and retaining DIY customers with our innovative marketing programs like our customer rewards program.

In future filings where we refer to the long-term industry decline in the DIY business, we will expand our discussion to include (i) our expectation on whether the trend will continue, (ii) the impact on the Company’s long-term strategy, and (iii) the actions we are taking to execute our long-term strategy.  The following wording is an example of the type of disclosure we would expect to include in future filings: “We have adopted a long-term strategy of leading with our automotive service offerings and aggressively expanding our commercial business, while maintaining our retail customer base through our innovative marketing programs in order to capitalize on the forecasted long-term growth of the DIFM industry and decline of the DIY industry, which we expect to continue for the foreseeable future.”

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies, page 45

Merchandise Inventories, page 43

3. Please explain to us why the use of the LIFO method resulted in a negative LIFO reserve at January 30, 2010 and January 31, 2009.

Response:

We account for inventories at the lower of cost or market using the LIFO method.  We use the link chain dollar value approach for applying LIFO and have grouped our inventory items into category- and geographic-based pools.

The negative LIFO reserve results from the fact that the GAAP purchase price of our inventory has decreased over time.  This is primarily due to two factors: deflation of purchase prices in our accessory categories due to expanded sourcing alternatives and the accounting for consideration received from vendors, such as discounts and allowances (“VSF”), subsequent to the adoption of Accounting Standards Codification (“ASC”) 605-50-45-12 (formerly EITF 02-16).

Since the prospective adoption of EITF 02-16, our inventory purchases (which are used to calculate the first-in, first-out and replacement cost of our inventory) reflect VSF received.  Prior to the adoption of EITF 02-16, a majority of VSF was recorded directly to the statement of operations as reductions to costs of revenues or selling, general and administrative expense. Only a very small amount of inventory purchased subsequent to the adoption of EITF 02-16 is included in our LIFO inventory balance (as quantities are relatively unchanged), and accordingly the impact of VSF on the LIFO calculation is minor, resulting in additional negative LIFO reserves.

We supplementally advise the Staff that we periodically evaluate our inventory to ensure it is stated at the lower of cost or market in accordance with ASC 330-10-35.  Adjustments to reduce inventory below LIFO cost due to lower of cost or market issues have historically been unnecessary.

Revenue Recognition, page 45

4. We note that you launched a customer loyalty program in the first quarter of fiscal 2009 and accrue for the retail value of points earned by reducing revenue at the time the points are earned based on the historic and projected rate of redemption. If, as we assume, your accounting policy is to defer a portion of the revenue for customer transactions earning the rewards until those rewards are redeemed, please tell us where on your statements of operations you classify the cost of the free product distributed to customers at the redemption date. Given the limited history of your customer loyalty program, please also tell us why you do not accrue the full value of the awards as they are earned. Lastly, please quantify for us the loyalty program accrual as of each balance sheet date presented in your filing and the sales reductions reflected in each statement of operations presented.

Response:

Loyalty program members earn points for each qualified purchase. After a certain level of points is earned, a reward certificate is issued to the member, which may then be redeemed in full or partial payment of the customer’s next purchase. Reward certificates that are issued to members expire 90 days after issuance.  The Company’s accounting policy is to defer a portion of the revenue from a loyalty member transaction where the program member earns “points” that may be redeemed in the future.

We do not accrue the full value of the points earned because our experience shows that not all points earned by members result in rewards being issued and not all rewards issued are redeemed before expiration.  In July 2008, we launched a pilot of our loyalty program involving approximately 50 stores that resulted in the enrollment of approximately 68,000 members.  When we subsequently rolled out the loyalty program to our entire chain of stores, we developed our estimated breakage rate utilizing the actual redemption experience from the pilot program and similar marketing programs that we have employed over time, including our gift card and rebate programs.  Each quarter, we review our estimated breakage rate against actual redemption activity in our loyalty program.  To date, our actual experience has not been materially different than our estimates.

We recognize the deferred revenue and the cost of the free product distributed to loyalty program members when the awards are redeemed.  We classify the cost of the free products distributed to loyalty program members in cost of revenues.  The amount of deferred revenue related to our loyalty program, including the pilot program described above, was $2.7 million and $142,000 as of January 30, 2010 and January 31, 2009, respectively.  The amount of sales reductions reflected in our statement of operations was $5.8 million and $311,000 for the years ended January 30, 2010 and January 31, 2009, respectively.  There is no sales reduction related to our loyalty program in our statement of operations for the fiscal year 2007 as the program was started subsequent to that year.

Vendor Support Funds, page 46

5. With respect to the vendor support funds you earn based on purchases or product sales, please tell us and disclose in future filings whether you record the funds as progress is made toward earning them or whether they are only recognized upon achievement of milestones. If you record the rebates as progress is made toward earning them, please confirm that significant adjustments to expected cash rebates or refunds were unnecessary in the past. Please see ASC paragraphs 605-50-25-10 through 25-12.

Response:

Substantially all of the vendor support funds that we earn are based upon a percentage of the gross amount purchased, rather than upon achieving a specified cumulative level of purchases or by remaining a customer for a specified period of time. We record the funds when we take title of the goods that we purchase from our vendors, as the amount is known and not contingent on any future events.

For any vendor support funds that are earned based upon a cumulative level of purchases, we record such funds as progress is made toward earning them.  No material adjustments to expected vendor support funds have been necessary in the past. The vendor support funds that we earn based upon achieving a cumulative level of purchases was less than 2% of our total vendor support funds earned in fiscal 2009 and less than 4% of our total vendor support funds earned in each of fiscal 2008 and 2007.  Given the relative immateriality of this type of vendor allowance to our overall financial statements, including our statement of operations, we believe that additional accounting policy disclosures are unnecessary.

6. We note that certain vendor allowances are used exclusively for promotions and to offset other direct expenses if the allowances are for specific, identifiable incremental expenses. In future filings, please disclose the specific nature of these allowances, the statement of operations line item in which each of these types of payments is included and the amounts of funds netted against each expense line item for each period presented.

Response:

During the year ended January 30, 2010 the Company earned approximately $921,000 for reimbursement of specific, identifiable expenses incurred to change over one of the products we carry to a new vendor’s product.  The reimbursed costs included promotional activity such as customer e-mails, television advertising spots and mailers, as well as labor costs to set up in-store displays and to restock our supply chain.  The entire vendor allowance was included in selling, general and administrative expenses in our statement of operations.  Given the immateriality of vendor allowances used exclusively for promotions and to offset other direct expenses, we did not disclose the specific nature of the allowance, the statement of operations line item in which the payment is included, or the amount of funds netted against each expense line item.

In future filings, if vendor allowances used exclusively for promotions and to offset other direct expenses are material to our financial statements, we will disclose the specific nature of the allowances, the statement of operations line item in which the payments are included, and the amount of funds netted against each expense line item.  If this type of vendor allowance continues to be immaterial, we will eliminate this disclosure from our summary of significant accounting policy disclosure.

Note 18 - Legal Matters. page 77

7. Please clarify for us the specific nature of your $3 million “inventory accrual” contingency and clarify why it was appropriate to reverse the accrual by $1 million during each of the third and fourth quarters of fisca1 2009 “as a portion of the subject inventory was released for sale.”

Response:

In the fourth quarter of fiscal 2008, the Environmental Protection Agency (“EPA”) seized and/or restricted our ability to sell certain generator and personal transportation merchandise.  Based upon this action, the Company recorded a contingency accrual for the estimated cost of the civil penalty and for correcting the non-conforming inventory items.  After reaching a settlement with the EPA in October 2009, the Company began correcting the non-conforming inventory.    In each of the third and fourth quarters of fiscal 2009, as corrections to certain portions of the non-conforming inventory were completed, we charged the cost incurred against the previously established corresponding accrual and reversed any excess accrual that was no longer required.

Exhibits

8. We note that you did not include the exhibits and schedules to your Credit Agreement dated as of January 16, 2009, which you have incorporated by reference as Exhibit 10.19. Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Response:

We will re-file any material agreements for which we have not previously filed any exhibits, schedules and/or appendices in their entirety (complete with such exhibits, schedules and/or appendices) together with our Form 10-K for the fiscal year ending January 29, 2011.

Exhibit 31.2

9. We note that your certification differs from the certification set forth in Item 601 (b)(31) of Regulation S-K. Specifically, you refer to this “annual report” instead of this “report” in paragraphs 4(a), 4(c) and 4(d); and, you omitted the parenthetical phrases in paragraphs 4(d) and 5. Please confirm to us that you will provide the certification exactly as set forth in Item 601(b)(31) of Regulation S-K in future filings.

Response:

In future filings we will provide the certifications exactly as set forth in Item 601(b)(31) of Regulation S-K.

Definitive Proxy Statement on Schedule 14A filed April 30, 2010

Corporate Governance, page 8

Compensation Policies and Practices Risk, page 9

10. We note your disclosure on page 9 that your compensation policies and practices are not reasonably likely to have a material adverse effect on the Company. Please describe the process you undertook to reach this conclusion.

Response:

In connection with its annual review of the Company’s compensation policies and practices, our Compensation Committee of the Board of Directors (the “Committee”), together with senior management and the Committee’s independent executive compensation consultant, considered whether any of the Company’s compensation policies and practices has the potential to create risks that are reasonably likely to have a material adverse effect on the Company.  The Committee considered the risk profile of the Company’s business and the design and structure of its compensation policies and practices. The Company concluded that the risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company based on the following:

•                  The Company is not engaged in activities that have the potential for creating extraordinary gains or losses.

•                  The Company’s base salary, retirement benefits, perquisites and generally available benefit programs are benchmarked against the Company’s peer group and create little, if any, risk to the Company.

•                  Except as provided below, all of the Company’s management employees who receive short-term incentive-based compensation do so pursuant to the terms of our shareholder approved Annual Incentive Bonus Plan.  The bonus targets under such plan for Officer’s are entirely based, and for middle-management are primarily based, upon the achievement of stated corporate-level financial objectives, which are in alignment with the Company’s overall business plan.  In particular, we do not place disproportionate weight on any one metric, do not include an inordinate amount of metrics, reasonably leverage the selected metrics and employ features to mitigate risks, including caps and bonus bank provisions.  Accordingly, we do not believe that the structure of the Annual Incentive Bonus Plan encourages associates to take risks that are reasonably likely to have a material adverse effect on the Company.  (The aforementioned exception is for store level associates who have a separate bonus program and whose bonus compensation, individually or in the aggregate, is of an amount that creates little, if any, risk to the Company.)

•                  The Company’s long-term incentive-based compensation is granted in the form of equity awards, which are subject to time-based and performance-based vesting that is aligned to our corporate objective of creating value for our shareholders.  The nature of such awards discourages short-term risk taking.

•                  The Company believes that its mix of fixed compensation and “at risk” compensation does not encourage inappropriate risk-taking by employees.

In future filings, we will include disclosure of the process undertaken for the applicable year.

Executive Compensation, page 14

Share Ownership Guidelines, page 18

11. Please disclose whether each of your officers is in compliance with your share ownership guidelines, and if not, the number of shares that each applicable officer must obtain in order to comply.

Response:

All of our Named Executive officers were in compliance with our share ownership guidelines.

In future filings, we will include disclosure regarding our Named Executive Officers’ compliance with our share ownership guidelines.

Form 10-Q for the Quarterly Period Ended October 30, 2010

Item 4. Controls and Procedures, page 27

Evaluation of Disclosure Controls and Procedures, page 27

12. Please tell us, and revise future filings to state, whether your chief executive officer and chief financial officer determined that your disclosure controls and procedures were effective as of the end of the period covered by your report, as opposed to your statement that they were “functioning effectively.” Please also revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website.

Response:

We confirm that the Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of October 30, 2010.  Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of October 30, 2010 were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

In future filings we will revise our disclosure to clearly state that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  An example of the form of our future disclosure is included below:

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Our disclosure controls and procedures (as defined in Rule 13a-15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) are designed to provide reasonable assurance that the information required to be disclosed is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. The term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Exchange Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company’s management, with the participation of the Company’s chief executive officer and chief financial officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as of the end of the period covered by this report. Based on that evaluation, the chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of the end of the period covered by this report were effective in providing reasonable assurance that the information required to be disclosed by the Company in reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to management, including our principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

******

In addition, we acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, the Form 10-Qs and the Proxy Statement;

•                  the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking action with respect to the Form 10-K, the Form 10-Qs or the Proxy Statement; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me with any questions at 215-430-9727.

Sincerely,

/s/ Raymond L. Arthur
Executive Vice President and Chief Financial Officer

cc:           Yong Kim, Staff Accountant, Securities and Exchange Commission